UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. FOUR)

                            MEDICAL INNOVATIONS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0075 PAR VALUE
                         (Title of Class of Securities)

                                   58458C 10 8
                                 (CUSIP Number)

  MARK H. FISHER, ONE RIVERWAY, SUITE 2300, HOUSTON, TEXAS 77056 (713) 688-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JANUARY 3, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 21 Pages

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(1)      Names of reporting person .............................. Mark H. Fisher
S.S. or I.R.S. Identification No. of above person ...............
--------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a group .......      (a)
                                                                       (b) X
--------------------------------------------------------------------------------
(3)      SEC use only............................................
--------------------------------------------------------------------------------
(4)      Source of funds ........................................      N/A
--------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e) ..................................
--------------------------------------------------------------------------------
(6)      Citizenship or place of organization ...................      USA
--------------------------------------------------------------------------------
Number of shares beneficially owed by each reporting person with:

         (7) Sole voting power...................................     894,102

         (8) Shared voting power.................................     300,000

         (9) Sole dispositive power..............................     894,102

         (10)Shared dispositive power............................     300,000
--------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each
reporting person ................................................    1,194,102
--------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11) excludes
certain shares ..................................................         X
--------------------------------------------------------------------------------
(13)     Percent of class represented by amount in Row (11) .....       7.3%
--------------------------------------------------------------------------------
(14)     Type of reporting person ...............................        IN
--------------------------------------------------------------------------------
CUSIP NO. 58458C 10 8 13D                                     PAGE 2 of 21 Pages

--------------------------------------------------------------------------------
(1)      Names of reporting person ........................... Harvey Houck, Jr.
S.S. or I.R.S. Identification No. of above person ............
--------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a group ....         (a)
                                                                       (b) X
--------------------------------------------------------------------------------
(3)      SEC use only ........................................
--------------------------------------------------------------------------------
(4)      Source of funds .....................................      N/A
--------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e) ...............................
--------------------------------------------------------------------------------
(6)      Citizenship or place of organization ................      USA
--------------------------------------------------------------------------------
Number of shares beneficially owed by each reporting person with:

         (7) Sole voting power................................    1,518,679

         (8) Shared voting power..............................      624,396

         (9) Sole dispositive power...........................    1,518,679

         (10) Shared dispositive power........................      624,396
--------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each
reporting person..............................................    2,143,075
--------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11) excludes
certain shares................................................        X
--------------------------------------------------------------------------------
(13)     Percent of class represented by amount in Row (11) ..       12.5%
--------------------------------------------------------------------------------
(14)     Type of reporting person ............................        IN
--------------------------------------------------------------------------------
CUSIP NO. 58458C 10 8 13D                                     PAGE 3 of 21 Pages

--------------------------------------------------------------------------------
(1)      Names of reporting person............................  John Schurwon
S.S. or I.R.S. Identification No. of above person.............
--------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a group ....      (a)
                                                                    (b) X
--------------------------------------------------------------------------------
(3)      SEC use only ........................................
--------------------------------------------------------------------------------
(4)      Source of funds .....................................      N/A
--------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e) ...............................
--------------------------------------------------------------------------------
(6)      Citizenship or place of organization.................      USA

--------------------------------------------------------------------------------
Number of shares beneficially owed by each reporting person with:

         (7) Sole voting power................................     334,003

         (8) Shared voting power..............................           0

         (9) Sole dispositive power...........................     334,003

         (10) Shared dispositive power........................           0
--------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each
reporting person..............................................     334,003
--------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11) excludes
certain shares................................................        X
--------------------------------------------------------------------------------
(13)     Percent of class represented by amount in Row (11)...         2.1%
--------------------------------------------------------------------------------
(14)     Type of reporting person.............................         IN
--------------------------------------------------------------------------------
CUSIP NO. 58458C 10 8 13D                                     PAGE 4 of 21 Pages

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $.0075 par value per share

         Medical Innovations, Inc.
         One Riverway, Suite 2300
         Houston, Texas 77056

ITEM 2.  IDENTITY AND BACKGROUND

         (a)(b)(c)The group consists Mark H. Fisher and Harvey Houck, Jr., two of the former participants in, and the trustees of, the Fisher-Houck Voting Trust (the "Trust"), and John Schurwon, one of the former participants in the Trust. The Trust has been terminated, and the shares held by the Trust were distributed to the participants therein on January 2, 1996. Even though the Trust has been terminated, Mr. Fisher, Mr. Houck and Mr. Schurwon may continue to be considered a "group" for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), due to (i) their past relationships relating to the Trust, the Issuer and other business relationships, and (ii) current relationships with the Issuer, including their guarantees and collateralizations of certain loans of the Issuer, and their holding of warrants to purchase all of the shares of the Issuer's Series A Preferred Stock related to such guarantees and collateralizations, and their execution of a voting trust agreement related to the Series A Preferred Stock. The name, address and occupation of each of Mr. Fisher, Mr. Houck and Mr. Schurwon, herein referred to collectively as the "Group," are listed below:

                           Mark H. Fisher
                           One Riverway, Suite 2300
                           Houston, Texas 77056
                           President and Chief Executive Officer of Issuer Director of Issuer
                           President - Preferred Homecare, Inc.
                           President - Preferred Pharmacy, Inc.

                           Harvey Houck, Jr.
                           P.O. Box 22011
                           Houston, Texas 77027
                           Independent Investor
                           Director of Issuer

                           John Schurwon
                           One Riverway, Suite 2300
                           Houston, Texas 77056
                           Employee of the Issuer
CUSIP NO. 58458C 10 8 13D                                     PAGE 5 of 21 Pages

                  The Group previously also consisted of Douglas Johnston, Wayne Bertsch, and J. D. Smith, who were all participants in the Trust, and were therefore all deemed to be members of the Group. The Trust, however, has terminated, and the shares held by the Trust distributed to the respective participants. Since Messrs. Johnston, Bertsch and Smith have not guaranteed or collateralized any loans of the Issuer, and do not hold warrants to purchase Series A Preferred Stock, they are no longer deemed to be members of the Group.

         (d) During the last five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The individual members of the Group are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 2, 1996, Messrs. Fisher, Houck and Schurwon, the members of the Group, received 379,826 shares, 237,131 shares, and 283,618 shares, respectively, of the Issuer's common stock, as part of the distribution of the shares formerly held by the Trust upon its termination. Neither Mr. Fisher, Mr. Houck nor Mr. Schurwon paid any additional consideration for the shares he acquired from the Trust in such distribution.

ITEM 4.  PURPOSE OF TRANSACTION

         Other than as previously described herein, no member of the Group has any plans or proposals which relate to or would result in:

         (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP NO. 58458C 10 8 13D                                     PAGE 6 of 21 Pages

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Pursuant to Rule 13d-5, each member of the Group may be deemed to beneficially own all of the shares owned by all other members of the Group. Each member of the Group expressly declares that the filing of this statement shall not be construed as an admission that said member is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement. After giving effect to such disclaimer, beneficial ownership of the shares reported herein as owned by each member of the Group is as follows:

                  MARK H. FISHER. Mr. Fisher beneficially owns directly 1,194,102 shares, or 7.3%, of the outstanding common stock of the Issuer, 379,826 of which were acquired on January 2, 1996 in the distribution from the Trust, 483,773 of which are purchasable within 60 days upon exercise of warrants granted to Mr. Fisher more than 60 days prior to January 2, 1996, 200,000 of which were acquired more than 60 days prior to January 2, 1996 by Preferred Homecare, Inc., of which Mr. Fisher is President, 100,000 of which were acquired more than 60 days prior to January 2, 1996 by Preferred Pharmacy,

CUSIP NO. 58458C 10 8 13D                                     PAGE 7 of 21 Pages

                  Inc., of which Mr. Fisher is President, and 30,503 of which were acquired by Mr. Fisher, outside the Trust, more than 60 days prior to January 2, 1996.

                  HARVEY HOUCK, JR. Mr. Houck beneficially owns directly 2,143,075 shares, or 12.5%, of the outstanding common stock of the Issuer, 237,131 of which were acquired by Mr. Houck on January 2, 1996 in the distribution from the Trust, 224,396 of which were acquired by Mr. Houck's spouse on January 2, 1996 in the distribution from the Trust, 1,211,045 of which are purchasable within 60 days upon exercise of warrants granted to Mr. Houck more than 60 days prior to January 2, 1996, 70,503 of which were acquired by Mr. Houck, outside the Trust, more than 60 days prior to January 2, 1996, and 400,000 of which were acquired from the Trust more than 60 days prior to January 2, 1996 by the Harvey R. Houck, Jr. and Patricia W. Houck Foundation, Inc., a foundation controlled by Mr. and Mrs. Houck. Of the shares distributed by the Trust, an aggregate of 347,604 shares were distributed to Harriet Houck and Mary Elizabeth Pratt, each of whom are daughters of Mr. Houck who have reached the age of majority and do not live with Mr. Houck. Mr. Houck disclaims any beneficial ownership interests in the shares held by his daughters.

                  JOHN SCHURWON. Mr. Schurwon beneficially owns directly 334,003 shares, or 2.1%, of the outstanding common stock of the Issuer, 283,618 of which were acquired on January 2, 1996 in the distribution from the Trust, 18,182 of which are purchasable within 60 days upon exercise of warrants granted to Mr. Schurwon more than 60 days prior to January 2, 1996, 30,503 of which were acquired by Mr. Schurwon, outside the Trust, more than 60 days prior to January 2, 1996, and 1,700 of which were purchased by Mr. Schurwon for his Individual Retirement Account more than 60 days prior to January 2, 1996.

         (b) See Items 7-10 on the cover pages for each member of the Group.

         (c)      See Item 3 above.

         (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

         (e)      Not applicable.

CUSIP NO. 58458C 10 8 13D                                     PAGE 8 of 21 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Voting and Standstill Agreement dated November 19, 1992. Previously filed. Incorporated by reference to Schedule 13D dated November 19, 1992.

         2. Fisher-Houck Voting Trust Agreement. Previously filed. Incorporated by reference to Schedule 13D dated November 19, 1992.

         3. Option Agreement dated November 19, 1992. Previously filed. Incorporated by reference to Schedule 13D dated November 19, 1992.

         4. Power of Attorney for J.D. Smith. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 1, dated February 8, 1993.

         5. Power of Attorney for Harvey Houck, Jr. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 1, dated February 8, 1993.

         6. Power of Attorney for Phyllis Shippen. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 1, dated February 8, 1993.

         7. Power of Attorney for Douglas Johnston. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 1, dated February 8, 1993.

         8. Voting Trust Agreement dated June 28, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         9. Term Promissory Note of Mark H. Fisher dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         10. Security Agreement - Pledge of Certificate of Deposit and Assignment of Deposit Accounts between Mark H. Fisher and Texas Commerce Bank National Association, dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

CUSIP NO. 58458C 10 8 13D                                     PAGE 9 of 21 Pages

         11. Security Agreement - Pledge between Mark H. Fisher and Texas Commerce Bank National Association, dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         12. Term Promissory Note of Harvey R. Houck, Jr. dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         13. Security Agreement - Pledge between Harvey R. Houck, Jr. and Texas Commerce Bank National Association, dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         14. Term Promissory Note of John Schurwon dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         15. Security Agreement - Pledge between John Schurwon and Texas Commerce Bank National Association, dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         16. Credit and Financing Support Agreement dated June 29, 1993, including exhibits. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         17. Amended Credit and Financing Support Agreement dated August 12, 1994. Incorporated by reference to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1993.

         18. Agreement to Amend and Restate Voting Trust Agreement dated to be effective November 19, 1994. [filed herewith]

         19.      Agreement to Terminate Voting Trust. [filed herewith]

CUSIP NO. 58458C 10 8 13D                                    PAGE 10 of 21 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 1996                                 MARK H. FISHER
                                                        Mark H. Fisher

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

CUSIP NO. 58458C 10 8 13D                                    PAGE 11 of 21 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 1996                                MARK H. FISHER
                                                       Mark H. Fisher,
                                                       Attorney-In-Fact
                                                       for Harvey Houck, Jr.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

CUSIP NO. 58458C 10 8 13D                                    PAGE 12 of 21 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 1996                               JOHN SCHURWON
                                                      John Schurwon

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

CUSIP NO. 58458C 10 8 13D                                    PAGE 13 of 21 Pages

                         AGREEMENT TO AMEND AND RESTATE
                             VOTING TRUST AGREEMENT

         This is an agreement by the undersigned to amend and restate that one certain Voting Trust Agreement ("the 1992 Agreement") dated November 19, 1992 by and between the undersigned and Phyllis Shippen. This agreement shall be effective as of November 19, 1994.

RECITALS:

A. The undersigned and Phyllis are all of the parties to the 1992 Agreement. The 1992 agreement created a Voting Trust ("the Fisher-Houck Voting Trust, hereinafter referred to as "The Trust') which initially held 2,300,00 shares of common stock of Medical Innovations, Inc ("the Company") which had been transferred to the Trustees by certain of the original Beneficial Owners of under the 1992 Agreement.

B. The Trustees serving under the 1992 Agreement have distributed to Phyllis Shippen 31, 270 shares of common stock of Medical Innovation, Inc. ("the Company") which represent her entire beneficial interest in the shares of the Company held by the Trustees.

C. Pursuant to a request of Harvey R. Houck, Jr., the Trustees have distributed 400,000, as to which Mr. Houck was the Beneficial Owner, shares of the Company to the Harvey R. Houck, Jr.,and Patricia W. Houck Foundation, Inc.

D. The undersigned parties desire to continue the existence of the Trust with respect to the 1,868,730 shares of the Company still held by the Trustees.

AGREEMENT:

         In consideration of the mutual covenants and agreements herein, each of the undersigned parties agree as follows:

1. The 1992 Agreement is hereby amended and restated in the form and content set forth in Exhibit A hereto.

2. Each of the undersigned has executed an Amended and Restated Voting Trust Agreement in the form and content set forth in Exhibit A hereto.

3. Each of the undersigned does hereby ratify and approve the action of the Trustees in distributing Phyllis Shippen 31,270 share of the Company and in distributing to the Harvey R. Houck and Patricia W. Houck Foundation, Inc., 400,000 shares of the Company.

Signatures:


HARVEY R. HOUCK                             JOHN SCHURWON
Harvey R. Houck                             John Schurwon

WAYNE BERTSCH                               DOUGLAS S. JOHNSTON
Wayne Bertsch                               Douglas S. Johnston

MARK H. FISHER                              PATRICIA HOUCK
Mark H. Fisher                              Patricia Houck

HARRIETT HOUCK                              J. D. SMITH
Harriett Houck                              J. D. Smith

LIZA HOUCK PRATT
Liza Houck Pratt

CUSIP NO. 58458C 10 8 13D                                    PAGE 14 of 21 Pages

                                   EXHIBIT A
                              AMENDED AND RESTATED
                             VOTING TRUST AGREEMENT

                  This Agreement is made effective as of November 19, 1994 at Houston, Texas, by and between the undersigned parties as an amendment and restatement of that one certain Voting Trust Agreement dated November 19, 1992 by and between the undersigned parties and Phyllis Shippen pursuant to which a Voting Trust for certain shares of Medical Innovations, Inc., a Delaware corporation ("the Company") was created.

                                    ARTICLE 1

                                    TRUSTEES

                           Number and Term of Trustees

         1.01 Harvey R. Houck and Mark H. Fisher are hereby appointed as the "Voting Trustees". The Voting Trustees shall serve for the entire term of this trust in the absence of their removal, resignation, or death. None of the rights or duties of the Trustees may be transferred by will, devise, succession, or in any manner except as provided in this Agreement

                                   Resignation

         1.02 Any Trustee may resign by giving notice of his or her resignation to the remaining Trustees.

                               Successor Trustees

         1.03 In the event of the death, resignation, or incapacity to either Houck or Fisher for any reason fail or cease to serve as a Trustee, the other shall serve alone as Trustee. If both Houck and Fisher for any reason fail or cease to serve, John Schurwon and J.D. Smith shall serve as the successor Trustees, then any two Beneficial Owners shall succeed.

                                    ARTICLE 2

                         DEPOSIT AND TRANSFER OF SHARES
                            ISSUANCE AND TRANSFER OF
                            VOTING TRUST CERTIFICATES

                                Deposit of Shares

         2.01 The undersigned ("the Beneficial Owners") have delivered to the Trustees share certificates for 1,868,730 of the Company. All shares represented by share

CUSIP NO. 58458C 10 8 13D                                    PAGE 15 of 21 Pages
certificates delivered to the Trustee under this Paragraph 2.01 shall be held by the Trustees under and pursuant to the terms of this agreement. The shares so held shall be beneficially owned in the amounts set forth opposite each signatory's name.

                         Transfer of Shares of Trustees

         2.02 All share certificates held by the Trustees shall be held in the name of the Fisher-Houck Trust.

                    Transfer of shares to Successor Trustees

         2.03 Notwithstanding any changes in the identity of the Voting Trustees, the certificates for shares standing in the name of the Voting Trustees may be endorsed and transferred by any successor Voting Trustee or Voting Trustee with the same effect as if endorsed and transferred by the Voting Trustees who have ceased to act. The Voting Trustees are authorized and empowered to cause any further transfer of the shares that may be necessary because of any change of persons holding the office of Trustee.

                                No Sale of Shares

         2.04 The Voting Trustees have no authority to sell of otherwise dispose of or encumber any of the stock deposited pursuant to the provisions of this Agreement, except pursuant to the provisions hereof.

                        Transfer of Beneficial Ownership

         2.05 Beneficial Ownership of shares of the Company held by the Trustees as provided in this Agreement. All transfers shall be effective when it is recorded in the Ownership Record to be maintained by Voting Trustees. Any transfer recorded in the Ownership Record shall vest in the transferee all rights of the transferor and shall be subject to the transferee to the same limitations as those imposed on the transferor by the terms of this Agreement. The Voting Trustees shall deliver written notice of the transfer to the transferor and the transferee for the number of shares so transferred.

                               Proof of Ownership

         2.06 The Voting Trustees shall not be required to recognize any transfer of any Beneficial Ownership not made in accordance with the provisions of this Agreement unless the persons claiming ownership have produced indicia of title satisfactory to the Voting Trustees, and shall have deposited with the Voting Trustees indemnity satisfactory to them. The Voting Trustees may treat the Beneficial Ownership as shown in the Ownership Record as the absolute owners and holders of the Beneficial ownership shown therein and as having all of the rights and interests represented by them for all purposes, and the Voting Trustees shall not be bound or affected by any notice to the contrary.

CUSIP NO. 58458C 10 8 13D                                    PAGE 16 of 21 Pages

                                    ARTICLE 3

                          VOTING AND ACTION BY TRUSTEES

                                Voting of Shares

         3.01 While the Voting Trustees hold shares deposited pursuant to the provisions of this Agreement, they shall possess and in their unrestricted discretion shall be entitled to exercise in person or by their nominees, agents, attorneys-in-fact, or proxies all rights and powers of absolute owners and to vote, assent, or consent with respect to those rights and powers and to take part in and consent to any corporate or shareholders' actions, and to receive dividends and distributions on the shares.

         3.02 Any Voting Trustee may contract with or be or become pecuniary interested, directly or indirectly, in any matter or transaction to which the Company or any subsidiary or controlled or affiliated corporation may be a party or in which it may be concerned, as fully and freely as though the Voting Trustee were not a Voting Trustee pursuant to this Agreement. The Voting Trustees, their employees, or agents may act as directors or officers of the Company or of any subsidiary or controlled or affiliated corporation.

                            Compensation of Trustees

         3.03              The Voting Trustees shall serve without compensation.

                                    Expenses

         3.04 The Voting Trustees are expressly authorized to incur and pay those reasonable charges and expenses that they may deem necessary and proper for administering this Agreement. The Beneficial Owners agree to reimburse and indemnify the Trustees for all claims, expenses, and liabilities incurred by them in connection with the discharge of their duties under this Agreement. Any such claims, expenses, or liabilities shall be charged to the Beneficial Owners pro rata, and may be deducted from dividends or other distributions to the, or may be made a charge payable as a condition to the delivery of shares to the Beneficial Owners, and the Trustees shall be entitled to a lien for this charge on the shares, funds, or other property in their possession.

                               Trustees' Liability

         3.05 No Trustee shall be liable for acts or defaults of any other Trustee or for acts or defaults of an agent of any other Trustee. The Trustees shall be free from liability in acting upon any paper, document, or signature believed by them to be genuine and to have been signed by the proper party. The Trustees shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law, nor for anything that they may do or refrain from doing in good faith, nor generally shall the Trustees have any accountability pursuant to this Agreement, except that each Trustee shall be liable for his or her own willful default or gross negligence. The Trustees may be advised by legal counsel, and any action under this Agreement taken or suffered in good faith by them in accordance with the opinion of counsel

CUSIP NO. 58458C 10 8 13D                                    PAGE 17 of 21 Pages
shall be conclusive on the parties to this Agreement, and the Trustees shall be fully protected and be subject to no liability in respect to any action taken or suffered under this Agreement.

                                    ARTICLE 4

                   DIVIDEND, DISTRIBUTION, SUBSCRIPTION RIGHTS
                             OF CERTIFICATE HOLDERS

                                 Cash Dividends

         4.01 Each Beneficial Owner shall be entitled to receive from time to time payments equal to the amount of cash dividends, if any, collected or received by the Trustees on the shares beneficially held by such Beneficial Owner, less the deductions provided for in Paragraph 4.05. These payments shall be made, as son as practicable after the receipt of the dividends. Instead of receiving cash dividends and paying them to the Beneficial Owners, the Trustees may instruct the Company in writing to pay the dividends directly to the Beneficial Owners. When these instructions are given to the Company, all liability of the Trustees with regard to the dividends shall cease, until the instructions are revoked. The Trustees may at any time revoke the instructions and by written notice to the Company direct it to make dividend payments to the Trustees.

                                 Share Dividends

         4.02 If the Trustees receive as a dividend or other distribution on any shares of stock held by them under this Agreement, any additional shares of the Company, the Trustees shall hold them subject to this Agreement for the benefit of the Beneficial Owners in proportion to their respective interests, and the shares shall become subject to all of the terms and conditions of this Agreement to the same extent as if they were originally deposited under it.

                           Distribution on Liquidation

         4.03 In the event of the dissolution or total or partial liquidation of the Company, the Trustees shall receive the moneys, securities, rights, or property to which Shareholders of the Company are entitled, and shall distribute it among the Beneficial Owners in proportion to their interests, as shown by the books of the Trustee.

                       Other Distributions to Shareholders

         4.04 If at any time during the continuation of this Agreement the Trustees shall receive or collect any monies (other than in payment of cash dividends) through a distribution by the Company to its shareholders or shall receive any property (other than shares of stock of the Company) through a distribution by the Company to its shareholders, the Trustees shall distribute it to the Beneficial Owners. The Trustees may withhold from the distribution the deductions provided for in Paragraph 6.05.

CUSIP NO. 58458C 10 8 13D                                    PAGE 18 of 21 Pages

                                    ARTICLE 5

                                  TERM OF TRUST

                             Irrevocability of Trust

         5.01 The trust created by this Agreement is expressly declared to be irrevocable, except as otherwise provided in this Agreement.

                                   Termination

         5.02 This Agreement shall terminate on November 19, 1996 without any action by the Trustees or any other parties.

                 Return of Share Certificates After Termination

         5.03 Within sixty (60) days after the termination of this Agreement, the Trustees shall deliver to the Beneficial Owners, share certificates representing the number of shares beneficially owned by each such Beneficial Owner.
                                Final Accounting

         50.4 With sixty (60) days after termination of this Trust, the Trustees shall render a final accounting to the Beneficial Owners and shall distribute any funds or other assets held by them to the parties entitled to them.

                                    ARTICLE 6

                                  MISCELLANEOUS

                              Place of Performance

         6.01 This Agreement is made, executed, and entered into at Houston, Texas, and it is mutually agreed that the performance of all parts of this contract shall be made at Houston, Texas.

                                  Governing Law

         6.02 This Agreement is intended by the parties to be governed and construed in accordance with the laws of the State of Texas.

                           Severability of Provisions

         6.02 This Agreement shall not be severable or divisible in any way, but it is specifically agreed that, if any provision should be invalid, the invalidity shall not affect the validity of the remainder of the Agreement.

CUSIP NO. 58458C 10 8 13D                                    PAGE 19 of 21 Pages

                            Construction by Trustees

         6.03 This Trustees are authorized and empowered by construe this Agreement. Their reasonable construction made in good faith shall be conclusive and binding on the Beneficial Owners and on all parties to this Agreement.

                               Share Certificates

         6.05 Each share certificate representing shares held by the parties to this Agreement shall contain a statement that the shares represented by the certificate are subject to the provisions of a Voting Trust Agreement and shall contain a statement that a counterpart of the Voting Trust Agreement has been deposited with the Company at its registered office.

                                  Shareholders

Signatures:

_____________________   237,131             __________________   283,618
Harvey R. Houck       # of shares           John Schurwon      # of shares

_____________________   31,270              __________________    47,235
Phyllis Shippen       # of shares           Wayne Bertsch      # of shares

_____________________   23,920              __________________   379,826
Douglas S. Johnston   # of shares           Mark H. Fisher     # of shares

_____________________   224, 396            __________________   325,000
Patricia Houck        # of shares           J. D. Smith        # of shares

_____________________   117,837             __________________   229,767
Harriett Houck        # of shares           Liza Houck Pratt   # of shares

CUSIP NO. 58458C 10 8 13D                                    PAGE 20 of 21 Pages

                             AGREEMENT TO TERMINATE
                                  VOTING TRUST

         This is an agreement by the undersigned to terminate that one certain Voting Trust Agreement dated November 19, 1992, as amended effective November 19, 1994, by and between the undersigned parties.

RECITALS:

A. The undersigned parties desire to terminate of the Trust with respect to the 1,868,730 shares of the Company still held by the Trustees and to fully release and discharge the trustees with respect thereto.

AGREEMENT:

         In consideration of the mutual covenants and agreements herein, each of the undersigned parties agree as follows:

1. The Voting Trust shall be and is terminated effective as of the date all of the undersigned participants sign and deliver to the trustees a copy this Termination Agreement.

2. Promptly upon receipt of signed copies of this Termination Agreement by all participants, the trustees shall cause to be delivered to each participant share certificates issued by Medical Innovations, Inc. ("MI"), representing the shares of MI common stock beneficially owned by such participant as set forth in the Amended and Restated Voting Trust Agreement dated November 19, 1994.

3. Each participant agrees to and does hereby irrevocably release and discharge each of the trustees from any and all claims, liabilities and cause of action, whether known or unknown, whether absolute or contingent, arising out of or in any way related to the administration of the Voting Trust.

Signatures:

HARVEY R. HOUCK                             JOHN SCHURWON
Harvey R. Houck                             John Schurwon

WAYNE BERTSCH                               DOUGLAS S. JOHNSTON
Wayne Bertsch                               Douglas S. Johnston

MARK H. FISHER                              PATRICIA HOUCK
Mark H. Fisher                              Patricia Houck

HARRIETT HOUCK                              J. D. SMITH
Harriett Houck                              J. D. Smith

LIZA HOUCK PRATT
Liza Houck Pratt

CUSIP NO. 58458C 10 8 13D                                    PAGE 21 of 21 Pages